UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G - Exit Filing Under the Securities Exchange Act of 1934 (Amendment No. )*

GLOBAL CROSSING LTD (Name of Issuer)
Common Stock, $0.01 par value (Title of Class of Securities)
G3921A175 (CUSIP Number)
June 28, 2007 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G - Exit Filing
CUSIP No. G3921A175

1.	Names of Reporting Persons. DuPont Pension Trust I.R.S. Identification Nos. of above persons (entities only). 51-6012443

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,764,627.00

	6.	Shared Voting Power

	7.	Sole Dispositive Power 1,764,627.00

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,764,627.00

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.77

12.	Type of Reporting Person EP
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Exit Filing
Item 1.
(a)	Name of Issuer This schedule relates to shares of common stock, $0.01 par value ("common stock") of Global Crossing LTD.
(b)	Address of Issuer's Principal Executive Offices Global Crossing LTD's ("Issuer") principal executive offices are located at Wessex House, 45 Reid Street, Hamilton, HM12, Bermuda.

Item 2.
(a)	Name of Person Filing The statement is filed by DuPont Pension Trust, a U.S. pension fund, as the holder of shares of common stock.
(b)	Address of Principal Business Office or, if none, Residence The business address of the reporting person is c/o State Street Bank and Trust, 2 Avenue de Lafayette, Boston, MA 02111.
(c)	Citizenship DuPont Pension Trust is an exempt master trust pension plan governed under the laws of Massachusetts.
(d)	Title of Class of Securities This statement relates to the common stock of the issuer.
(e)	CUSIP Number The CUSIP number of the security is G3921A175.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[X]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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Exit Filing
Item 4.	Ownership.
(a)	Amount beneficially owned: 1,764,627.00
(b)	Percent of class: 4.77
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,764,627.00
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,764,627.00
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2007

By:	/s/ Ruth Hart Ruth Hart
Title:	Assistant Vice President

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